Filed by Pono Capital Three, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pono Capital Three, Inc.

(SEC File No. 333-274502)

Horizon Aircraft Announces Board of Directors for Post-Merger Public Company

~ Board Announced in Anticipation of January 2024 Merger Between Horizon
Aircraft and Pono Capital Three, Inc. ~

~ Horizon’s Chief Executive Officer Brandon Robinson Appointed Chairman ~

~ Board Consists of Experienced Leaders in the Aviation and Innovative Technology
Industries with Traditional Corporate Business Management ~

Toronto, Canada, January 2, 2024 (GLOBE NEWSWIRE) – Robinson Aircraft Ltd., doing business as Horizon Aircraft (“Horizon Aircraft” or the “Company”), a hybrid electric Vertical TakeOff and Landing (“eVTOL”) aircraft developer, which previously announced that it would become a public company via a business combination with publicly-traded special purpose acquisition company, Pono Capital Three, Inc. (“Pono”)(Nasdaq: PTHR), today announced its Board of Directors, effective at the closing of its business combination.

The post-merger Horizon Aircraft Board of Directors will be led by Brandon Robinson, Founder and Chief Executive Officer of Horizon and is comprised of five (5) directors that bring considerable field operations, corporate governance and executive management experience across the aviation and technology sectors.

Brandon Robinson, Founder, Chief Executive Officer and Chairman of Horizon Aircraft commented, “We are grateful to have inspired both experienced public and private company executives to help shape the trajectory of Horizon Aircraft. Each member brings distinct operating skills that will help us execute sharply as we move into 2024. I look forward to working in partnership with this elite group to continue the development of our groundbreaking technology.”

The composition of the post-merger Horizon Aircraft Board of Directors includes:

Brandon Robinson, Founder, Chief Executive Officer and Chairman

Brandon is the co-founder and CEO of Horizon Aircraft. Prior to the launch of Horizon Aircraft, Brandon flew CF-18s in the Royal Canadian Air Force for nearly 20 years and had the distinction of graduating from the Canadian Top Gun training school. In the final years of his military career Brandon was entrusted with managing major capital projects totaling over $4B, was involved in the acquisition of the F-35 and helped design the strategic plan to extend the functional life of the CF-18.

Brandon has a Bachelor of Mechanical Engineering from Royal Military College, an MBA from Royal Roads University, has co-authored several successful aerospace patents, and holds an Airline Transport Pilots License. His deep operational experience alongside a passion for technical innovation has propelled Horizon Aircraft to the forefront of the Advanced Air Mobility movement.

Jason O’Neill, Chief Operating Officer and Director

With more than 20 years of senior leadership experience, Mr. O’Neill brings a wealth of knowledge focused on operational excellence, working capital management, and ensuring the security of organizational processes and data. Mr. O’Neill is especially successful serving as a calming force for the chaos inherent in fast moving, high-tech environments. Mr. O’Neill brings order to complex, multi-faceted situations all while creating transparency, setting priorities, and facilitating trusting consensus among stakeholders.

From 1999 to 2011, Mr. O’Neill served as the Director of Product and Strategy at Centtric providing sales, marketing, and product strategy support to fuel the company’s growth trajectory. Mr. O’Neill joined ThoughtWire from 2012 to 2021, exiting as the Director of Product and Data, with his tenure focused on providing technology-based solutions for companies in the Healthcare, Finance and Smart Buildings industries.

Trisha Nomura, Independent Director

Trisha Nomura serves as an independent director and chairperson of the Audit Committee of Horizon Aircraft. Ms. Nomura currently serves as an independent director of the boards of each of Pono and Pono Capital Two, Inc. (NASDAQ: PTWO), and serves as the chairperson of Pono’s Audit Committee. In 2018, Ms. Nomura became the owner and operator of consulting firm, Ascend Consulting, LLC. Prior to Ascend, Ms. Nomura served as the Chief People Officer of ProService Hawaii. From 2014 through 2016, Ms. Nomura held rank at HiHR as the Chief Operating Officer, a promotion from her prior role as the Vice President of Strategic Services.

Ms. Nomura is a CPA, not in public practice, and a CGMA. Ms. Nomura earned her Master of Accountancy degree at the University of Hawaii at Manoa and her Bachelor of Science in Business Administration in accounting from Creighton University.

John Maris, Ph.D., Independent Director

John Maris serves as an independent director of Horizon Aircraft. Since 2008, Dr. Maris has held the role of Chief Executive Officer of Advanced Aerospace Solutions, LLC (“Advanced Aerospace”), serving as the principal flight-test investigator and test pilot for NASA’s Traffic Aware Strategic Aircrew Request technology. Since 1995, Dr. Maris has also served as President and Chief Executive Officer of Marinvent Corporation, a company established to develop procedures and technologies to increase the efficiency and reduce the risk of aeronautical programs. From 1993 to 1995, Dr. Maris served as the Mobile Servicing System Control Equipment Manager for the International Space Station for the Canadian Space Agency. Prior to his tenure with the Canadian Space Agency, Dr. Maris was a project officer and experimental test pilot for the Canadian Department of National Defence.

Dr. Maris is a veteran of the Royal Canadian Air Force and graduated from the United States Air Force Test Pilot Course at Edwards Air Force Base in California. Dr. Maris received his Ph.D. from Embry Riddle Aeronautical University (“ERAU”), earning his doctorate in Aviation Safety and Human Factors. Dr. Maris also holds a Master of Aeronautical Science degree and a Master of Aviation Management degree, both with Distinction, from ERAU.

John Pinsent, Independent Director

John Pinsent serves as an independent director of Horizon Aircraft. In 2004, Mr. Pinsent founded St. Arnaud Pinsent Steman Chartered Professional Accountants (“SPS”), a chartered professional accounting firm based in Edmonton, Alberta, Canada. Prior to SPS, Mr. Pinsent worked for ten years at Ernst & Young LLP, earning his Chartered Accountants designation in 1996. From 1986 to 1994, Mr. Pinsent served as the Controller and Vice President Finance of an Alberta based international retail organization.

Mr. Pinsent earned his Bachelor of Education and Bachelor of Commerce (AD) degrees at the University of Alberta, has an ICD.D designation from the Institute of Corporate Directors and became a Forensic Certified Public Accountant in 2013. Mr. Pinsent serves as a board member of Enterprise Group, Inc. (TSX: E.TO), a Toronto Stock Exchange public company that provides specialized equipment and services in the build out of infrastructure for energy, pipeline, and construction industries. He also sits on the board of directors of several private companies and supports numerous non-profit and philanthropic initiatives.

About Horizon Aircraft

Horizon Aircraft is an advanced aerospace engineering company that is developing one of the world’s first hybrid eVTOL that is to be able to fly most of its mission exactly like a normal aircraft while offering industry-leading speed, range, and operational utility. Horizon’s unique designs put the mission first and prioritize safety, performance, and utility. Horizon hopes to successfully complete testing and certification of its Cavorite X7 eVTOL quickly and then enter the market and service a broad spectrum of early use cases. Visit www.horizonaircraft.com for more information.

About Pono Capital Three, Inc.

Pono is a special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Pono’s units started trading on the Nasdaq Global Market on February 14, 2023, under the ticker symbol “PTHRU.” The Class A common stock trades under the symbol “PTHR” and the warrants under the symbol “PTHRW,” respectively.

Advisors

Nelson Mullins Riley & Scarborough LLP is serving as U.S. legal counsel and Fang and Associates is serving as Canadian legal counsel to Pono in the transaction. Dorsey & Whitney LLP is serving as U.S. legal counsel and Gowling WLG (Canada) LLP is serving as Canadian legal counsel to Horizon Aircraft in the transaction. EF Hutton LLC is serving as the Capital Markets Advisor in the transaction.

Forward-Looking Statements

The information in this press release contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “aim,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Pono’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the definitive business combination agreement by the shareholders of Pono; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the business combination agreement following the announcement of the entry into the business combination agreement and proposed Business Combination; (v) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Market’s initial listing standards in connection with the consummation of the proposed Business Combination; (vi) the effect of the announcement or pendency of the proposed Business Combination on Horizon’s business relationships, operating results and business generally; (vii) risks that the proposed Business Combination disrupts the current plans of Horizon; (viii) changes in the markets in which Horizon competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ix) the risk that Pono and Horizon will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (x) the ability of the parties to recognize the benefits of the business combination agreement and the Business Combination; (xi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue; (xii) statements regarding Horizon’s industry and market size; (xiii) financial condition and performance of Horizon and Pono, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of Pono’s public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Horizon; (xiv) Horizon’s ability to develop, certify, and manufacture an aircraft that meets its performance expectations; (xv) successful completion of testing and certification of Horizon’s Cavorite X7 eVTOL; (xvi) the targeted future production of Horizon’s Cavorite X7 aircraft; and (xvii) those factors discussed in Pono’s filings with the SEC and that are contained in the Proxy Statement relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Proxy Statement and other documents to be filed by Pono from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and while Horizon and Pono may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law. Neither Horizon nor Pono gives any assurance that Horizon and Pono will achieve their respective expectations.

Important Information About the Proposed Merger and Where to Find It

This press release relates to a proposed business combination transaction among the parties set forth above referred to above and herein as the Business Combination. Pono has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes preliminary and definitive proxy statements to be distributed to Pono’s shareholders in connection with Pono’s solicitation for proxies for the vote by Pono’s shareholders in connection with the proposed business combination, the Redomestication and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Pono’s shareholders in connection with the Redomestication. A full description of the terms of the Business Combination is provided in a proxy statement of Pono with respect to the solicitation of proxies for the special meeting of shareholders of Pono to vote on the Business Combination (the “Proxy Statement”). This communication is not intended to be, and is not, a substitute for the Proxy Statement or any other document Pono has filed or may file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transactions. Each of Horizon Aircraft and Pono urge its investors, shareholders and other interested persons to read the Proxy Statement as well as other documents filed with the SEC because these documents will contain important information about Horizon Aircraft, Pono, and the Business Combination. A definitive proxy statement has been mailed to shareholders of Pono as of the record date of November 22, 2023. Before making any voting or investment decision, investors, and shareholders of Pono are urged to carefully read the entire Proxy Statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed Business Combination and Redomestication. Pono shareholders and other interested persons will also be able to obtain a copy of the Proxy Statement, and other documents filed with the SEC, without charge, by directing a request to: Pono Capital Three, Inc., 643 Ilalo Street, #102, Honolulu, Hawaii 96813, (808) 892-6611, or on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and Pono and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the Business Combination. Pono shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Pono in Pono’s initial public offering prospectus, which was declared effective the SEC on February 9, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Pono’s shareholders in connection with the Business Combination is included in the definitive proxy statement/prospectus that Pono has filed with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933.

Contacts

Horizon Aircraft

Inquiries (PR):

Phil Anderson

Phone: +44 (0)7767 491 519

Phil@perceptiona.com

Investor Contacts:

Shannon Devine and Rory Rumore

MZ Group

Phone: (203) 741-8841

HorizonAircraft@mzgroup.us

Pono Capital Three, Inc.

Davin Kazama

Inquiries (PR):

Phone: (808) 892-6611

Davin@PonoCorp.com

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